Mail Stop 4561

August 26, 2008

Kenneth R. Kent
Vice Chairman, Chief Financial Officer
and Treasurer
Ford Motor Credit Company LLC
One American Road
Dearborn, Michigan 48126

> **RE:** **Ford Motor Credit Company LLC**
> **Form 10-Q for Period Ended March 31, 2008**
> **Filed May 7, 2008**
> **File No. 001-06368**

Dear Mr. Kent,

We have completed our review of your Form 10-Q and have no further comments at this time.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief